Exhibit 99.1

YAMANA GOLD ANNOUNCES FIRST QUARTER 2017 RESULTS AND INCREASES ANNUAL GOLD PRODUCTION GUIDANCE

TORONTO, ONTARIO, May 3, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or "the Company") is herein reporting its financial and operational results for the first quarter 2017.  First quarter results include total gold production of 257,533 ounces, revenue of $403.5 million, and a net loss of $5.9 million or $0.01 per share.  Additional highlights are provided below.

FIRST QUARTER 2017 OPERATIONAL HIGHLIGHTS

•	Full year production expectations and guidance for Yamana's six producing mines increased to 940,000 ounces of gold from original guidance of 920,000 ounces of gold.
•	Total gold production of 257,533 ounces, including 215,647 ounces of gold from Yamana's six producing mines and attributable gold production from Brio Gold Inc. ("Brio Gold") of 41,886 ounces.
•	Total silver production of 1.08 million ounces.
•	Total copper production of 26.5 million pounds.
•	The Canadian Malartic Extension Project was authorized by the Québec government on April 19, 2017.
•
Optimizations at Chapada continued to advance including, completion of commissioning of the advance control system and ongoing commissioning of the cleaning circuit that is expected to be completed for the fourth quarter of 2017.

•	Development of Cerro Moro continues on budget and on schedule, and is progressing towards mechanical completion by end of 2017 and start-up of production in early 2018.

Metals (excluding Brio Gold)	Gold (oz.)	Silver (M oz.)	Copper (M lbs.)
Produced	215,647	1,079,108	26.5
Sold	217,681	1,169,058	25.2

Costs (excluding Brio Gold)	Gold (/oz.)	Silver (/oz.)	Copper (/lbs.) (Chapada)
Total cost of sales per unit sold	$1,045	$15.14	$1.79
Co-product cash costs(1) per unit produced	$687	$10.36	$1.78
Co-product all-in sustaining cash costs(1) ("AISC") per unit produced	$912	$14.24	$2.13

(All amounts are expressed in United States dollars unless otherwise indicated.)
1.
Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements.  Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q12017 and in Section 13 of the Company's first quarter 2017 Management's Discussion & Analysis, which has been filed on SEDAR.

•
Costs in the first quarter were better than plan and are expected to improve in the second half of 2017 given the planned production increases and other operational improvements across the Company's portfolio.

FIRST QUARTER 2017 FINANCIAL HIGHLIGHTS

•	Revenue of $403.5 million.
•	Net loss of $5.9 million or $0.01 per share.
•	Cash flows from operating activities after net change in working capital of $51.3 million.
•	Cash flows from operating activities before net change in working capital(1) of $117.2 million.

Effective this quarter, the Company will discontinue the presentation of adjusted earnings, and will present solely net earnings.
The majority of the items that resulted in the working capital adjustment between measures of cash flows are expected to reverse throughout the year, as year-end accrual buildup resumes, operational VAT credits get collected and inventory is consumed.
The Company did not generate positive net free cash flow (1) in the first quarter of 2017, although it expects net free cash flow will become positive for the remainder of 2017.

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KEY STATISTICS
Key operating and financial statistics for the first quarter 2017 are outlined in the following tables.

Financial Summary (including Brio Gold on a 100% basis)
	Three Months Ending Mar 31st
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2017	2016
Revenue	403.5	400.9
Cost of sales excluding depletion, depreciation and amortization	(238.0)	(217.1)
Depletion, depreciation and amortization ("DDA")	(106.0)	(104.9)
Total cost of sales	(344.0)	(322.0)
Mine operating earnings	59.5	78.9
General and administrative expenses	(25.3)	(21.9)
Exploration and evaluation expenses	(4.0)	(2.9)
Net earnings/(loss) from continuing operations	(5.9)	36.1
Net earnings/(loss) from continuing operations per share - basic	(0.01)	0.04
Cash flow generated from continuing operations after changes in non-cash working capital	51.3	116.2
Cash flow from operations before changes in non-cash working capital(1)	117.2	115.1
Revenue per ounce of gold	1,209	1,179
Revenue per ounce of silver	17.28	14.92
Revenue per pound of copper	2.35	2.14
Average realized gold price per ounce(1)	1,220	1,189
Average realized silver price per ounce(1)	17.29	14.94
Average realized copper price per pound(1)	2.57	2.14

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Production, Financial and Operating Summary
	Three Months Ending Mar 31st
Production	2017	2016
Gold produced, excluding Brio Gold	215,647	243,386
Total gold production	257,533	283,757
Gold sold, excluding Brio Gold	217,681	235,489
Gold sold	267,916	276,589
Silver produced (millions of ounces)	1.08	1.80
Silver sold (millions of ounces)	1.17	1.76
Copper produced - Chapada (millions of pounds)	26.5	25.9
Copper sold - Chapada (millions of pounds)	25.2	22.7

	Three Months Ending Mar 31st
Gold Costs	2017	2016
Total cost of sales per ounce sold, excluding Brio Gold	$1,045	$958
Total cost of sales per ounce sold	$1,052	$938
Co-product cash costs per ounce produced, excluding Brio Gold	$687	$603
Co-product cash costs per ounce produced	$712	$601
All-in sustaining co-product costs per ounce produced, excluding Brio Gold	$912	$786
All-in sustaining co-product costs per ounce produced	$936	$787
Silver Costs	2017	2016
Total cost of sales per ounce sold	$15.14	$12.06
Co-product cash costs per ounce produced	$10.36	$7.68
All-in sustaining costs per ounce produced, co-product basis	$14.24	$10.43
Copper Costs	2017	2016
Total cost of sales per copper pound sold - Chapada	$1.79	$1.82
Co-product cash costs per pound of copper produced - Chapada	$1.78	$1.54
All-in sustaining costs per pound of copper produced - Chapada	$2.13	$1.85

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Production Breakdown
	Three Months Ending Mar 31st
Gold Ounces	2017	2016
Chapada	19,089	21,039
El Peñón	33,637	56,448
Canadian Malartic (50%)	71,382	73,613
Gualcamayo	37,728	36,603
Minera Florida	21,685	25,712
Jacobina	32,126	29,971
Total production, excluding Brio Gold	215,647	243,386
Brio Gold (79.3% attributable to Yamana)	41,886	40,372
TOTAL	257,533	283,758

	Three Months Ending Mar 31st
Silver Ounces	2017	2016
Chapada	55,926	59,516
El Peñón	960,820	1,608,237
Minera Florida	62,362	134,276
TOTAL	1,079,108	1,802,029

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OUTLOOK AND STRATEGY

Over the years, the Company has grown through phases of strategic acquisitions to upgrade its portfolio and pursuing organic growth to increase production and cash flow.  The Company is currently in an organic growth phase, whereby it is focusing on numerous internal value generating opportunities.  The simplification of the Company's operating portfolio, which is now six mines with the spin out of Brio Gold, and improved quality and construct of management allows for the focus to shift on the execution of the Company's key objectives that include:
•	Delivering operational results and execution and advancing near-term and ongoing optimizations at Yamana's six producing mines;
•	Continuing balance sheet and financial performance improvements;
•	Advancing Cerro Moro to production in early 2018;
•	Advancing the Company's organic pipeline through exploration targeted on the most prospective properties, including:
•	Significant potential at Minera Florida, Chapada and Gualcamayo as a result of new discoveries at site, and
•
Further delineation and infill drilling at Minera Florida, Gualcamayo, Chapada, and Jacobina with the objective to increase mine life and, in the case of Chapada, Minera Florida and Jacobina, to deliver potential for production increases;

•	Improving the efficiency of mining narrower veins at El Peñón while advancing exploration of ore bodies with wider veins and higher grades, and
•	Evaluating monetization initiatives, which may include dormant assets or other optionality within the portfolio.

With the above objectives in mind, the first quarter provided a successful start to achieving these targets.  This positions the Company for the continuous improvement of results during the year, as production and financial performance ramps up sequentially by quarter, Cerro Moro advances toward completion, exploration drill programs are completed and balance sheet improvement initiatives are further pursued.

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The Company's ownership of Brio Gold is held for investment purposes.  Yamana believes there is considerable value yet to be surfaced from this portfolio of assets and that this value is better realized with Brio Gold operating as a standalone public company.  Yamana takes a long-term view of its ownership of Brio Gold; however, the Company will evaluate various monetization opportunities for its holding from time to time.  Brio Gold offers a compelling growth opportunity with a portfolio of three producing mines with expected increasing production and one development project that could add significantly to the production platform.  The Brio transactions completed to date include the purchase rights offering in late 2016 and the secondary offering by private placement of 6 million common shares of its holding of Brio Gold common shares in the first quarter.  In particular, the secondary offering during the quarter was completed at a premium to the offering price of the 2016 purchase rights offering, and continues to highlight the value of Brio Gold.

Consistent with the above objectives, the Company continues to evaluate its medium-term development opportunities.  However, the Company foresees that after the completion of Cerro Moro, Suruca and the Canadian Malartic Extension (formerly the Barnat extension), there will be a hiatus in significant expansionary capital, as these medium-term development opportunities continue to advance.  With the expected reduction in capital spending and increase in production as existing projects are completed, the Company expects to generate significant increases in cash flow and free cash flow beginning in 2018.

The Company remains committed to maintaining financial flexibility and strengthening the balance sheet through increasing cash flows from growing production at lower costs, and continuing to pursue various monetization initiatives.  The objective stated in early 2016 of decreasing net debt (a non-GAAP financial measure) by at least $300 million by the end of 2017 continues to be a priority this year after reducing net debt by approximately $160 million during 2016.  The Company's debt maturity profile remains very manageable and well positioned, especially in the short- to medium-term.  The Company continues to target a Net Debt/EBITDA ratio of 1.5 or better, which it believes to be prudent financial policy and planning.  The Company maintains ample liquidity and is well positioned for the anticipated increase in expansionary capital as a result of the construction expenditures budgeted for Cerro Moro in 2017.

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The following table provides a summary of Net Free Cash Flow (a non-GAAP financial measure) during the period:

For the first three months ended March 31, (In millions of United States Dollars)	2017	2016
Cash flows from operating activities before net change in working capital (1)	117.2	115.1
Net change in working capital	(65.9)	1.1
Cash flows from operating activities of continuing operations	51.3	116.2
Less: Advance payments on metal purchase agreement and unearned revenue	(4.4)	(8.0)
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(51.1)	(45.9)
Interest and finance expenses paid	(18.9)	(17.1)
Net free cash flow	(23.1)	45.2

Cash flows from operating activities from continuing operations for the three months ended March 31, 2017 were $51.3 million, compared to the $116.2 million for the three months ended March 31, 2016, as the result of reduction of cash flows from operating activities related to net change in working capital.  Cash flows from operating activities before net change in working capital (an additional line item or subtotal in financial statements) for the three months ended March 31, 2017 were $117.2 million, exceeded plan and remained relatively unchanged from the comparative period's $115.1 million.  Cash flows from operating activities after net change in working capital can be volatile from quarter to quarter due to timing of payments or collections.

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Net change in working capital for the three months ended March 31, 2017 was cash outflows of $65.9 million, compared to inflows of $1.1 million for the three months ended March 31, 2016.  Outflows from working capital for the quarter, compared to the prior year, were predominantly driven by timing differences, the most notable as follows:
o
a decrease in payables and accruals, related to timing of payments associated with trade payables at multiple locations ($11 million) and the settlement of year-end accruals during the first quarter ($20 million), as is customary;

o
an increase in inventories associated with buildup of materials and supplies at certain mines due to supplier changes and upcoming maintenance ($7 million), as well as slight timing differences in product inventories ($3 million);

o
an increase in other current assets related to a buildup of VAT tax credits relating to mine construction and development ($7 million), as well as those at other mines related to timing of collection ($10 million).  Additionally, an increase in advances and prepaids associated with various licenses and insurance payments that will be amortized over the next few quarters ($6 million).

The majority of the items that resulted in the working capital adjustment between these measures of cash flows are expected to reverse throughout the year, as year-end accrual buildup resumes, operational VAT credits get collected and inventory is consumed.  VAT credits associated with Cerro Moro are expected to accumulate during the construction period and will be collected following the start of operations during 2018.  Also to note is that in the first quarter of 2016, the Company benefited from a $20 million working capital cash inflow resulting from the collection of outstanding receivables from December 31, 2015. The Company's receivables were up to date as of December 31, 2016, and as such, that inflow had no current period comparative.

2017 Production Guidance

The Company concentrates its efforts on six producing mines which beginning in early 2018 will increase to seven with the start of production from Cerro Moro.

The Company is increasing its annual production guidance to 940,000 ounces of gold after a strong first quarter, from the previously guided 920,000 ounces of gold.  Production for 2016 was of 1,009,079 excluding 189,662 ounces of gold from Brio Gold, and 70,274 ounces of gold and 326,876 ounces of silver from Mercedes, the sale of which closed on September 30, 2016.  The reduction in production level in the current year is largely due to a new production plan was developed in 2016 and completed in early 2017 at El Peñón for the current and following years.  The revised plan is more conducive to sustainable production over a long period, and takes into account existing mineral reserves, conversion of mineral resources and recent narrow vein discoveries.

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Gold production is expected to increase in the guidance period in each of 2018 and 2019 mostly as a result of increases in production at Chapada (with the addition of production from Suruca in 2019), at Canadian Malartic, and with new production from Cerro Moro.  Silver production is expected to increase more significantly, in percentage terms, than gold production almost entirely as a result of the ramp up of Cerro Moro production.  Copper production, all of which is from Chapada, is expected to remain constant throughout the guidance period.

With improvements in productivity and/or increasing grades at several operations, most notably El Peñón, Chapada, Jacobina, Canadian Malartic and Cerro Moro, the Company's costs are expected to decrease from 2017 levels into 2018 and 2019.  Over this period, the Company expects significant increases in cash flow overall driven by higher production and improvements in costs with disproportionate cost improvements coming from El Peñón, Canadian Malartic, Chapada and Cerro Moro, the Company's most significant cash flow contributing assets.

2017 Cost Guidance
The Company reiterates its cost guidance for 2017, and the following table presents consolidated cost expectations for 2017:
	Gold (/oz.)	Silver (/oz.)	Copper (/lbs.) (Chapada)
2016 Actual, excluding Brio Gold
Consolidated total cost of sales per unit sold	$991	$13.79	$1.92
Consolidated co-product cash costs per unit produced (1)	$650	$8.96	$1.58
Consolidated co-product AISC per unit produced(1)	$897	$12.65	$2.03
2017 Guidance
Consolidated total cost of sales per unit sold	$945-$965	$14.20	$1.70
Consolidated co-product cash costs per unit produced (1)	$665-$675	$10.55	$1.60
Consolidated co-product AISC per unit produced (1)	$890-$910	$14.30	$2.00
1.
Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements.  Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q12017 and in Section 13 of the Company's first quarter 2017 Management's Discussion & Analysis, which has been filed on SEDAR.

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FIRST QUARTER 2017 FINANCIAL AND OPERATIONAL RESULTS

Financial results for the three months ended March 31, 2017
Net loss from continuing operations for the three months ended March 31, 2017 was $5.9 million or $0.01 per share basic and diluted, compared to net earnings from continuing operations of $36.1 million or $0.04 per share basic and diluted for the three months ended March 31, 2016. Earnings for the period were lower than three months ended March 31, 2016 mainly due to higher costs as a result of a stronger Brazilian Real and Chilean Peso, as well as lower grade and recovery in the current period at certain of the Company's mines, mostly at Chapada, for which recoveries are expected to be above plan for subsequent quarters.

Effective this quarter, the Company will discontinue the presentation of adjusted earnings, and will present solely net earnings. The Company understands that input models used for consensus estimates may adjust for non-cash and certain items that may not be reflective of current and ongoing operations.  Those adjustments are presented in the following table:
	2017		2016
For the three months ended March 31, (In millions of United States Dollars; unless otherwise noted)	$	Per share	$	Per Share
Share-based payments/mark-to-market of deferred share units	3.2	-	6.0	0.01
Mark-to-market on zero cost collar contract	7.3	0.01	-	-
Mark-to-market on investment and other assets	3.7	-	(10.4)	(0.01)
Revision in estimates and liabilities including contingencies	1.5	-	(1.6)	-
Other provisions, write-downs and adjustments	3.9	-	2.7	-
Non-cash unrealized foreign exchange losses/(gains)	2.2	-	11.0	0.01
Non-cash tax on unrealized foreign exchange gains	(27.2)	(0.03)	(27.8)	(0.03)
Income tax effect of adjustments	3.2	-	5.7	0.01
Total	(2.2)	-	(14.4)	(0.02)

Revenue for the three months ended March 31, 2017 was $403.5 million, compared to $400.9 million in the same period in 2016 resulting from higher revenue per ounce of gold and silver sold, as well as higher revenue per pound of copper sold, offset by lower gold and silver sales.  Revenue for the first quarter was generated from the sale of 267,916 ounces of gold, 1.2 million ounces of silver and 25.2 million pounds of copper.  This compares to sales of 276,589 ounces of gold, 1.8 million ounces of silver and 22.7 million pounds of copper for the three months ended March 31, 2016.

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Revenue per ounce of gold was $1,209, per ounce of silver $17.28 and per pound of copper $2.35 for the first quarter of 2017, compared to revenue per ounce of gold of $1,179, per ounce of silver of $14.92 and per pound of copper of $2.14 for the same period in 2016.  The average realized price was $1,220 per ounce of gold, $17.29 per ounce of silver and $2.57 per pound of copper for the three months ended March 31, 2017, compared to $1,189 per ounce of gold, $14.94 per ounce of silver and $2.14 per pound of copper for the first quarter in 2016.

Cost of sales excluding DDA for the three months ended March 31, 2017 was $238.0 million, compared to $217.1 million for the same period in 2016.  Cost of sales excluding DDA for the first quarter was higher than that of the same period in 2016 as a result of a stronger Brazilian Real and Chilean Peso, as well as lower grade and recovery in the period in certain of the Company's mines, mostly at Chapada, for which recoveries are expected to be above plan for subsequent quarters.

Gross margin excluding depletion, depreciation and amortization for the first quarter of 2017 was $165.5 million, compared to $183.8 million in the same period of 2016, which resulted from a cost of sales excluding DDA increase of $20.9 million, partially offset by an increase in revenue of $2.6 million.

DDA expense for the three months ended March 31, 2017 was $106.0 million, compared to $104.9 million for the same period of 2016.  DDA expense was higher than the comparative period due to additional of DDA expense associated with the RDM acquisition and DDA increases at Canadian Malartic resulting from capital additions executed in the prior year, partially offset by lower DDA at El Peñón from a lower asset book value related to the impairment taken as at December 31, 2016.

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Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $84.6 million for the three months ended March 31, 2017, compared to $71.1 million for the same period in 2016:

•
General and administrative expenses were $25.3 million, 16% higher compared to $21.9 million for the same period in 2016.  Excluding Brio Gold and stock based expenses, general and administrative expenses were $18.3 million, compared to $15.9 million for the same period in 2016, and as such, the Company is on track to meet guidance for the year.

•
Exploration and evaluation expenses were $4.0 million, compared to $2.9 million for the same period in 2016.  Higher exploration expense for the period was due to a slight increase in greenfield exploration for certain Canadian exploration projects as well as additional generative exploration. The drill program was new in 2017, with no comparatives in the prior period.

•
Other expenses were $18.6 million, compared to $0.7 million for the same period of 2016. Other expenses in the current period principally reflect a $7.7 million expense related to standby costs incurred during El Peñón's suspension of operations associated with the collective bargaining negotiation and a $1.2 million provision expense, compared to a $1.7 million provision recovery in the comparative period. Other expenses in the prior period benefited from a $7.7 million mark to market gain on Sandstorm securities, with no current period comparative.  Other items are not individually significant and have an offsetting impact.

•
Net finance expense was $36.7 million, compared to $45.6 million for the same period in 2016.  Lower net finance expense is predominately due to lower non-cash unrealized foreign exchange loss in the period. Non-cash unrealized foreign exchange loss in the period was $2.2 million, compared to $11.0 million for the comparative period in 2016.

Income tax recovery for the three months ended March 31, 2017 was $19.2 million, compared to an income tax recovery of $28.3 million for the same period in 2016. Income tax recovery for the period includes a $27.2 million unrealized foreign exchange gain in tax, compared to a $30.6 million unrealized foreign exchange gain in tax for the same period in 2016.

During the first quarter, the Company entered into a derivative contract to mitigate the volatility of share price on DSU compensation, effectively locking in the exposure of the Company for three million DSUs (approximately 80% of outstanding DSUs) at a value of C$3.5002 per share.

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Operating results for the three months ended March 31, 2017

First quarter production of gold and copper exceeded plan, while silver production was in line with plan.  Production of gold and silver was lower than the first quarter of 2016, while copper production was higher.  In line with the Company's normal quarterly production profile due to seasonality, production is expected to ramp-up sequentially from the first quarter with higher production in the second half of the year.  Approximately 46% of production is typically delivered in the first half of the year, with the balance delivered in the second half of the year.

Gold

Gold production excluding Brio Gold was 215,647 ounces of gold, compared to 243,386 ounces for the same period of 2016.  Gold production attributable to the Company was 257,533 ounces of gold, compared to 283,758 ounces of gold produced in the first quarter of 2016.  Individual mine quarterly results over the first quarter of 2016 included decreases of 40% at El Peñón, 16% at Minera Florida, 9% at Chapada and 3% at Canadian Malartic.  These decreases were partly offset by increases of 7% at Jacobina, 3% at Gualcamayo and 4% of the Brio Gold mines, mainly as a result of the production from the newly acquired RDM mine.

A new production plan was developed in 2016 and completed in early 2017 at El Peñón for the current and following years.  The revised plan is more conducive to sustainable production over a long period, and takes into account existing mineral reserves, conversion of mineral resources and recent narrow vein discoveries.  The right-sizing and optimization of the mine was the main reason for the overall reduction in production for the mine compared to the first quarter of 2016.  During the first quarter, El Peñón performed above plan, despite the temporary suspension of operations associated with a strike of one of the underground unions, before the collective bargaining negotiations were resumed and concluded.  Subsequent to the resumption of operations in mid-January, ramp-up proceeded faster than planned.

At Minera Florida, production for the quarter was lower than that expected in subsequent quarters, as the Company transitioned to a new and more efficient hauling contractor.  The transition has since been completed and Minera Florida is well positioned to meet its production targets in 2017.

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Lower production at Chapada was due to lower grades and limited stockpile usage at the beginning of the rainy season, which negatively affected the Company's usual blending strategy.

Lower production at Canadian Malartic was due to planned mine sequencing and grade.

Total cost of sales per ounce of gold in the first quarter of 2017, excluding Brio Gold, was $1,045 per ounce sold, compared to $958 from the same quarter of 2016.  Including Brio Gold, total cost of sales for gold in the first quarter of 2017 was $1,052 per ounce sold, compared to $938 per ounce sold in the same period of 2016.

Co-product cash costs (a non-GAAP financial measure) excluding Brio Gold, were $687 per ounce of gold produced, compared to $603 per ounce of gold produced for the first quarter of 2016, representing an 14% increase.  Co-product cash costs (a non-GAAP financial measure) including Brio Gold attributable to the Company for the first quarter of 2017 were $712 per ounce of gold produced, compared to $601 per ounce of gold produced for the same quarter of 2016, representing an increase of 18%.

On a co-product basis, AISC (a non-GAAP financial measure) from continuing operations, excluding Brio Gold, was $912 per ounce of gold produced for the first quarter of 2017, compared to $786 per ounce of gold produced for same quarter of 2016, representing an increase of 16%.  Including Brio Gold attributable to the Company, co-product AISC (a non-GAAP financial measure) from continuing operations was $936 per ounce of gold produced for the first quarter, compared to $787 per ounce of gold produced for the first quarter of 2016, representing a 19% increase.

Costs were higher in the current period due to the foreign exchange effect of the appreciation of the Brazilian Real and Chilean Peso and higher tonnage throughput to compensate for generally lower feed grades and lower recovery rates at most of  the mines.  Additionally, co-product AISC increased, in part due to higher sustaining capital expenditures and mine development, in line with plans, and due to the anomalously low development and sustaining capital spend in the prior year's first quarter, and subsequent catch up in the remainder of 2016.  During the current year, an effort has been made to ensure that the Company's spend is balanced.

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Silver

First quarter silver production from continuing operations was 1,079,108 ounces, compared to the 1,802,029 ounces in the same quarter of 2016.  Mine sequencing at certain locations continues to extract from areas with lower silver grades.  Production was in line with plan for silver.

Total cost of sales for silver in the first quarter of 2017 was $15.14 per ounce sold, compared to $12.06 per ounce sold in the same period of 2016. Co-product cash costs (a non-GAAP financial measure) for the first quarter were $10.36 per ounce of silver produced, compared to $7.68 per ounce of silver produced in the first quarter of 2016.  Co-product AISC (a non-GAAP financial measure) was $14.24 per ounce of silver produced for the first quarter, compared to $10.43 per ounce of silver produced for the first quarter of 2016.

The cost increases were predominantly due to the appreciation of the Chilean Peso and lower production.

Copper

Total copper production from Chapada for the first quarter of 2017 was 26.5 million pounds, compared to 25.9 million pounds for the same period of 2016, representing an increase of 2%.

Chapada's total cost of sales for copper in the first quarter of 2016 was $1.79 per pound sold, relatively unchanged from the same period of 2016.  Co-product cash costs per pound of copper (a non-GAAP financial measure) were $1.78 per pound produced from the Chapada mine, compared to $1.54 per pound of copper produced in the first quarter of 2016.  Co-product AISC per pound of copper produced (a non-GAAP financial measure) were $2.13, compared to $1.85 per pound of copper produced in the first quarter of 2016.

The increases are due to lower grade and recovery, although at higher mill throughput and the appreciation of the Brazilian Real.

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OPERATING MINES

Chapada, Brazil

Chapada is well positioned to meet its production target in 2017.

At Chapada, feed grades, recovery rates and throughput were in line with plan.  The increased waste removal during the first quarter of 2017 was performed in anticipation of accessing higher grade, predominantly during the second half of the year, in line with the mine plan.

Mining rates and throughput were higher in the first quarter of 2017 compared to the first quarter of 2016, while copper and gold grades were lower quarter over quarter. In the case of copper, the throughput increase more than offset the grade change, resulting in higher production. For gold, production decreased from the disparity in grade despite the higher processing rates.  Throughput was planned to be higher in the first quarter of 2017, and represented a 22% increase in comparison to 2016, to account for the lower expected feed grades for the quarter.  The decrease in recoveries from the comparative period was associated with the ore type processed which yields lower recovery.  However, recoveries were better than they would have otherwise been had the Company not implemented various process improvement initiatives in 2016 and in the first quarter of 2017.

The operational changes undertaken in the second half of 2016 led to a near-doubling of tonnes mined compared to the first quarter of 2016.  According to the mine plan, mine operations focused on the stripping of the south pit.  Despite being a higher grade pit, the south pit contains various ore types. Certain ore types have different recovery rates, and the ore processed during the first quarter resulted in lower recovery.  A limited stockpile at the beginning of the rainy season also adversely affected the Company's usual blending strategy.  The processing improvements undertaken in 2016 are aligned with expectations and contributed to higher mill throughput and better recovery, considering the limited blending capacity.  Starting in the second quarter, as the blending ability improves, and ore types with lower recoveries are almost depleted in the current pushback, recoveries are expected to improve during the year.

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During the first quarter of 2017, the advance control system was commissioned, which is providing stability to the processing plant.  Mine management recorded an immediate 6% mill throughput increase and a recovery rate increase of 1% to 3%, that varied depending on the mineralogy.  The cleaning circuit expansion project is advancing according to schedule and commissioning is planned for the fourth quarter of 2017.  The main objective of the project is to increase the solution residency period, which will impact positively on copper and gold recovery.  Other initiatives such as optimizing the scheduled maintenance shutdown, optimizing the crusher circuit and the conveyor belt transfer system, are aimed towards improving availability, reliability and stability in these areas.

Chapada sold 21,406 ounces of gold and 23,859 ounces of silver for the first quarter of 2017, compared to 14,749 ounces of gold and 1,363 ounces of silver in the first quarter of 2016.  Total cost of sales was $462 per ounce of gold sold and $8.45 per ounce of silver sold in the first quarter of 2017, compared to $691 per ounce of gold sold and $88.13 per ounce of silver sold in the first quarter of 2016.

Chapada produced 19,089 ounces of gold and 55,926 ounces of silver for the first quarter of 2017, compared to 21,039 ounces of gold and 59,516 ounces of silver in the first quarter of 2016.  Co-product cash costs were $514 per ounce of gold produced and $3.69 per ounce of silver produced in the first quarter of 2017, compared to $396 per ounce of gold produced and $2.83 per ounce of silver produced in the first quarter of 2016.  Co-product AISC were $634 per ounce of gold produced and $4.53 per ounce of silver produced in the first quarter of 2017, compared to $490 per ounce of gold produced and $3.51 per ounce of silver produced in the first quarter of 2016.

Total cost of sales per ounce sold, co-product cash costs and co-product AISC per ounce produced for the first quarter, compared to the same quarter of 2016, were impacted by higher tonnage extracted, higher mill throughput at lower grades and lower recovery rate.  Cost increases were also the result of the appreciation of the Brazilian Real against the US Dollar by 19%, compared to the first quarter of 2016.  Total cost of sales per ounce benefited from higher sales quantities, which allowed the fixed component of production costs and DDA to be allocated over a larger number of ounces, more than offsetting the underlying cost increase.

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Chapada sold 25.2 million pounds of copper in the first quarter of 2017, compared to 22.7 million pounds of copper sold in the same quarter of 2016.  Total cost of sales was $1.79 per pound of copper sold in the first quarter of 2017, compared to $1.80 per pound of copper sold in the same quarter in 2016.

Copper production was 26.5 million pounds in the first quarter of 2017, compared to production of 25.9 million pounds of copper in the same quarter of 2016.  Co-product cash costs for copper were $1.78 per pound produced in the first quarter of 2017, compared to $1.54 per pound produced in the same quarter in 2016.  Co-product AISC for copper were $2.13 per pound produced in the first quarter of 2017, compared to $1.85 per pound produced in the same quarter in 2016.

El Peñón, Chile

El Peñón is well positioned to meet its production targets in 2017.

During the first quarter, El Peñón exceeded plan, despite the temporary suspension of operations associated with a strike of one of the underground unions, before the collective bargaining negotiations were resumed and concluded.  Subsequent to the resumption of operations in mid-January, ramp-up proceeded faster than planned and both tonnes processed and recovery surpassed expectations.  Quarterly throughput increases over the year at similar grades are also expected to reduce costs.  The Company continues to adjust its overhead, mining cost structure and exploration spend to maximize cash flow generation from the current production platform.

A new production plan was developed in 2016 and completed in early 2017 for the current and following years.  The current plan is more conducive to sustainable production over a long period, and takes into account existing mineral reserves, conversion of mineral resources and recent narrow vein discoveries.  The right-sizing and optimization of the mine was the main reason for the overall reduction in production for the mine compared to the first quarter of 2016, as well as the aforementioned collective bargaining negotiations.  Annual production for El Peñón is expected to be 140,000 ounces of gold and 4.15 million ounces of silver for 2017.

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El Peñón sold 34,564 ounces of gold and 1.0 million ounces of silver in the first quarter of 2017, compared to 58,454 ounces of gold and 1.6 million ounces of silver in the same period of 2016.  Total cost of sales was $1,097 per ounce of gold sold and $15.03 per ounce of silver sold in the first quarter of 2017, compared to $906 per ounce of gold sold and $11.72 per ounce of silver sold in first quarter of 2016.

El Peñón produced 33,637 ounces of gold and 1.0 million ounces of silver in the first quarter of 2017 and it is on plan to meet its plan for 2017.  Compared to 56,448 ounces of gold and 1.6 million ounces of silver in the same period of 2016.  Co-product cash costs were according to plan at $763 per ounce of gold produced and $10.58 per ounce of silver produced in the first quarter of 2017, compared to $586 per ounce of gold produced and $7.69 per ounce of silver produced in first quarter of 2016.  AISC was also according to plan at $977 per ounce of gold produced and $13.55 per ounce of silver produced, compared to $743 and $9.76, respectively, per ounce of gold and silver produced in the same quarter of 2016.

Total cost of sales per ounce sold, co-product cash costs per ounce produced and AISC per ounce produced for both gold and silver were mainly impacted by the collective bargaining agreement process, as well as appreciation of the Chilean Peso against the US Dollar, and lower feed grades and production as planned. Costs increased following the implementation of the new production plan as throughput and production was lower compared with last year.  Costs are expected to improve over the year as planned throughput increases occur and further cost reduction efforts are implemented with the new production platform.  The increase in total cost of sales per ounce sold resulting from the aforementioned was partly offset by lower DDA from the impairment taken in the fourth quarter of 2016.

Canadian Malartic (50% interest), Canada

Canadian Malartic is well positioned to meet its production targets in 2017.

Lower production at Canadian Malartic for the first quarter was the result of lower feed grades and recovery, partially offset by higher throughput.  The first quarter mill throughput set a first quarter record since the beginning of operations at Canadian Malartic.  Canadian Malartic continued to pursue opportunities to further improve production and decrease scheduled and unscheduled maintenance shutdown periods.  Mine Management is continuing to focus on improvements to the SAG mill and crusher liners design.  As well, efforts are underway at the mine to increase productivity and efficiency of the mining fleet.  Pursuing further efficiency improvement opportunities and cost saving initiatives, mine management is refining operating key performance indicators that would improve real time decision making.  Additionally, the Odyssey zone and near pit/underground opportunities, are under review to evaluate additional sources of ore for the mill.

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Canadian Malartic sold 66,543 ounces of gold on a 50%-basis in the first quarter, compared to 68,069 ounces of gold in the period of 2016.  Total cost of sales was $1,027 per ounce of gold sold in the first quarter of 2017, compared to $969 per ounce sold in the first quarter of 2016.

In the first quarter of 2017, Canadian Malartic produced 71,382 ounces of gold on a 50%-basis, compared to 73,613 ounces of gold in the first quarter of 2016.  Lower production was mainly due to minor mining delays in accessing the higher grade north wall area.  The mining sequence remained unchanged and mine management is planning to mine these higher-grade zones during the second quarter of 2017.  Co-product cash costs were $556 per ounce of gold in the first quarter of 2017, compared to $557 per ounce in the first quarter of 2016.  AISC was $716 for the quarter, compared to $694 in the first quarter of 2016.

Total cost of sales per gold ounce sold was higher primarily due to an increase in DDA as a result of capital expenditures incurred during 2016 now subject to depletion, as well as lower production which increased the fixed cost allocation on a per ounce basis.  Co-product cash costs and AISC per gold ounce produced remained relatively stable over the prior year.

On April 19, 2017, the Québec government authorized the Canadian Malartic Extension Project (Barnat expansion) and the relocation of a section of a nearby highway.  As such, the Canadian Malartic Extension Project is advancing according to plan and the focus is now on the development of the key Certificates of Authorization that will allow for critical development activities to commence.  The endorsement from the Québec government acknowledges the collaborative efforts made by Canadian Malartic to work with the community and other stakeholders through the authorization process.

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Gualcamayo, Argentina

Gualcamayo is well positioned to meet its production target in 2017.

At Gualcamayo, grade was higher than expected, which compensated for lower throughput due to maintenance activities in the quarter, and had a positive impact on the cost profile.  The Company continues to develop the recently discovered oxides deposits around the main pit, as well as exploring for oxide deposits within the Gualcamayo district, with the objective of extending the mine life of the current facilities.

The increase in production for the first quarter of 2017 over the first quarter of 2016 is the result of a 21% increase in grade, partially offset by the aforementioned lower throughput and lower recovery.

Gualcamayo sold 38,196 ounces of gold in the first quarter of 2017, compared to 38,209 ounces of gold in the same quarter of 2016.  Total cost of sales was $1,152 per ounce of gold sold in the first quarter of 2017, compared to $1,046 per ounce of gold sold in the first quarter of 2016.

In the first quarter of 2017, Gualcamayo produced 37,728 ounces of gold, compared to 36,603 ounces of gold in the same quarter of 2016.  Co-product cash costs were $810 per ounce of gold produced in the first quarter of 2017, compared to $799 per ounce of gold produced in the first quarter of 2016.  AISC per ounce of gold produced was $841 in the first quarter of 2017, compared to $810 per ounces of gold produced in the same quarter of 2016.

Total cost of sales per ounce sold, co-product cash costs and AISC co-product cost per ounce produced benefited from reductions in external mine contractors and lower fuel costs, offset by local inflationary pressures on manpower.  Higher exploration spending in the first quarter of 2017, to advance important discoveries from 2016, also increased AISC compared to the comparative quarter.  Total cost of sales per ounce sold was also impacted by the temporarily increased DDA per ounce expense related to higher base-cost development assets being transferred to production in late 2016.  The increase in investment and capital is the result of the Company's spending on additional waste movement and road construction to access the recent discoveries behind the pit and at Las Vacas.  These new discoveries are anticipated to increase the Company's total mineral reserve and mineral resource base.   However, there is a lag until mineral reserves and mineral reserves are formalized, which leads to the observed temporary increase in DDA.  Ultimately, as the Company gains access to the extensions of these discoveries, the expectation is that they will become larger and contribute more meaningfully to an increase in mine life, and consequently the Company expects a decrease in future DDA per ounce.

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Minera Florida, Chile

Minera Florida is well positioned to meet its production targets in 2017.

For the current quarter, production was lower than that expected in subsequent quarters, as the Company completed a transition to a new and more efficient hauling contractor.
Lower production of gold and silver for the first quarter, compared to the same quarter of 2016, was mainly attributable to lower throughput, due to the aforementioned planned transition between hauling contractors and lower feed grades.

In 2017, the Company expects gold production to be in line with 2016, although with lower silver production.   The reprocessing of historical tailings is scheduled to end early in the second quarter, providing the site with additional capacity to optimize the treatment of fresh ore from the mine, resulting in expected higher recoveries and lower costs.  Several improvement opportunities at the mine continue to be developed into 2017, including the advancement of a whole ore leach project aimed at significantly improving recoveries and the engineering for expansion and improvement of the crushing and grinding circuits.

As a result of the successful exploration results in the Pataguas zone, the Company will resume the development of the Hornitos tunnel, a production-ready exploration tunnel going across the recently acquired land adjacent to the core mine.  Hornitos will ultimately connect to the current mine infrastructure, providing a second portal and haulage tunnel. The Company will pursue the development of these newly discovered zones and the process optimization to the next stage, in order to maximize the value and upside potential of the recently consolidated grounds at Minera Florida. The Company anticipates significant increases to total mineral resources in the next several years, which will allow a more sustainable mine life that ultimately will improve the overall costs of the property.

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In the first quarter of 2017, Minera Florida sold 23,716 ounces of gold and 71,578 ounces of silver, compared to 25,549 ounces of gold and 116,681 ounces of silver in the same quarter of 2016.  Total cost of sales was $1,342 per ounce of gold sold and $17.71 per ounce of silver sold in the first quarter of 2017, compared to $1,076 per ounce of gold sold and $13.99 per ounce of silver sold in the same quarter of 2016.

In the first quarter of 2017, Minera Florida produced 21,685 ounces of gold and 62,362 ounces of silver, compared to 25,712 ounces of gold and 134,276 ounces of silver in the same quarter of 2016.  Co-product cash costs were $925 per ounce of gold produced and $12.85 per ounce of silver produced in the first quarter of 2017, compared to $732 per ounce of gold produced and $9.65 per ounce of silver produced in the same quarter of 2016.  AISC was $1,195 per ounce of gold produced and $16.78 per ounce of silver produced, compared to $879 and  $11.53, respectively, per ounce of gold and silver produced in the same quarter of 2016.

Total cost of sales per ounce of gold and silver sold, co-product cash costs per ounce of gold and silver produced and AISC per ounce of gold and silver produced were higher than the comparative period.  This was due to lower feed grades, lower recovery rates and the appreciation of the Chilean Peso against the US Dollar in the quarter, compared to the same quarter in 2016.  Production and cost performance of the first quarter were also adversely affected by the ore hauling contractor transition.  Total cost of sales per ounce was further impacted by lower sales quantities, which resulted in the fixed component of production costs and DDA to be allocated over a smaller number of ounces when compared to the prior year.

Jacobina, Brazil

Jacobina is well positioned to meet its production targets in 2017.

At Jacobina, production for the quarter exceeded plan due to higher than anticipated throughput and feed grade.  Gold production for the first quarter of 2017 was 7% higher than the comparative prior period, due to increases in throughput and recovery, partially offset by a decrease in feed grade.

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Jacobina sold 33,256 ounces of gold in the first quarter, compared to 30,459 ounces of gold in the same quarter of 2016.  Total cost of sales was $1,021 per ounce of gold sold in the first quarter of 2017, compared to $866 per ounce of gold sold in the first quarter of 2016.

At Jacobina, first quarter production exceeded plan.  In the first quarter of 2017, Jacobina produced 32,126 ounces of gold, compared to 29,971 ounces of gold in the same quarter of 2016.  Co-product cash costs were $693 per ounce of gold produced in the first quarter of 2017, compared to $540 per ounce of gold produced in the first quarter of 2016.  AISC per ounce of gold produced was $871 in the first quarter of 2017, compared to $750 per ounces of gold produced in the same quarter of 2016.

Total cost of sales per gold ounce sold and co-product cash costs and co-product AISC per gold ounce produced were higher than the comparative period mainly due to the appreciation of the Brazilian Real against the US Dollar.  However, the Company notes that cost performance in the first quarter of 2017 showed improvement over the fourth quarter of 2016.  Co-product cash costs and AISC co-product cost per ounce of gold produced were $693 and $871, compared to $742 and $984, respectively, for the fourth quarter of 2016.  The Company is advancing as planned with the optimization of the current mining method that will decrease the amount of capital development per tonne of ore extracted.  Concurrently, mine management is continuing with efficiency improvements and cost control initiatives with the objective of affecting a sustainable decrease of the Company's operating costs and minimizing exposure to the appreciation of the Brazilian Real against the US dollar.

CONSTRUCTION AND DEVELOPMENT

Cerro Moro, Argentina

Cerro Moro is a high-grade gold and silver deposit currently in construction and development.  First production is expected in early 2018.  The Cerro Moro ore body contains a number of high-grade epithermal gold and silver deposits, some of which will be mined via open-pit and some via underground mining.  The feasibility study is based on an initial 6.5-year mine life at a throughput of 1,000 tonnes per day.  The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation ("CCD") and a Merrill Crowe circuit included.

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The 2016 work program included the ramp-up of site construction activities; the continuation of detailed engineering; and the advancement of underground mining in order to gain a better understanding of in-situ mining conditions.  In addition to the above, a substantial infill drilling program was run in 2016 to confirm previously determined indicated mineral resources with tighter spaced drilling.  The infill program was successful in confirming those mineral resources and has the impact of de-risking the project and the startup risk of the mine.  On the exploration front, the Company believes that the project offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property, which will serve to materially improve the returns from this high-grade project.

The 2017 work plan includes an increase in the rate of underground mining relative to 2016 such that during the last quarter of the year ore will be mined to feed the stockpile ahead of the plant start-up in the first quarter of 2018.  In support of the increased rate of mining and in preparation of full start-up, the Cerro Moro management and operations team has started recruiting the future operations team and will initiate training during the course of the year.  Mechanical completion of the process plant and mine infrastructure is scheduled for the fourth quarter of 2017 in preparation for the start of commissioning in early 2018.

Current progress at Cerro Moro is as follows:
o
219 metres of underground development were completed in the first quarter of 2017, compared to 120 metres in the same quarter of the prior year, advancing and preparing the underground mine for operation.

o	Ramp-up of site construction, primarily driven through the concrete work and leach tank erection, was advanced ahead of schedule with bulk earthworks being completed.
o
Detailed engineering advanced slightly ahead of the baseline plan.  The advanced level of engineering design completion prior to the start of large scale construction activities that have begun in 2017 serves to de-risk the project schedule and increase the confidence in the total project cost.

o	Contracts for structural steel erection, mechanical erection, and tailings dam construction were awarded and the associated contractors have mobilized to site.
o	The ball and sag mills are now at site, and the stockpile continues to be built up.
o
Spending for the project in the first quarter was $34.5 million of a total of $178 million planned for the year.  A total of $233 million of planned spend is expected to occur between 2017 and 2018, supporting the previously reported execution schedule and budget.

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The updated mine plan shows partial production in 2018 of gold and silver at feed grades of 11 g/t, and 650 g/t respectively, and reflects the impact of the 3-month ramp-up during the second quarter of 2018.  The 2019 gold production is estimated to be approximately 130,000 ounces at an average feed grade of 11 grams per tonne ("g/t"), and the silver production to be approximately 9,900,000 ounces at an average feed grade of 920 g/t.  The average AISC for the period from 2018 to 2019 is expected to be below $600 per ounce of gold produced and below $9.00 per ounce of silver produced, with co-product cash costs for the same period expected to be below $500 per ounce of gold produced and below $7.50 per ounce of silver produced.  Bringing forward metal production into the two first years of operation has resulted in a marginal drop-off in average metal production over the remaining mine life which is anticipated to be recovered through further optimization initiatives and a targeted expansion of the mineral reserves from an increased exploration drilling campaign.

Suruca, Brazil

The Suruca project, at Chapada, is a near surface oxide deposit, approximately 7 kilometres from the mine.  The Company is advancing development efforts with a view of commencing production in the second quarter of 2019.  Suruca is planned as a supplement to the main operations at Chapada and is expected to add gold-only production over an initial period of 5 years, at a rate of at least 40,000 ounces per annum.  A construction decision will be made early in 2018, and the estimated initial capital would be of approximately $51 million at a rate of 3.25 per BRL.

EXPLORATION

The 2017 exploration program will focus on resource discovery and reserve replacement and growth at all mines. To accomplish these goals, a $98 million dollar exploration budget was approved during the 2017 budget process.  Funds to be used for discretionary spending of $21 million are covered in the budget to apply to programs that show promise and success during the year, including funding for a generative program to seek out and invest in select green fields and development opportunities.  The Company continues to consider exploration to be a key to unlocking and creating further value for shareholders at existing operations.

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The following summary highlights the areas of focus for the 2017 exploration program and provides key updates during the first quarter of 2017.

Chapada, Brazil

The 2017 approved Chapada budget was $7.0 million.  Of this budget, $5.0 million will be applied to delineation drilling of Corpo Sul, Suruca, Hidrothermalito and other gold oxide targets surrounding the mine.  The local exploration component of the budget will be used to further test the Baru and Santa Cruz targets and to develop new targets near Chapada.  The $2.0 million district budget will be applied to further test the Formiga and Suruca NE targets and exploration level drilling of the Bom Jesus, Curicaca, Taquarucu and other targets developed by the generative program during the year.  The main goal is to delineate new inferred and potential mineral resources and to make a new discovery in the district.

The first quarter drill programs at Chapada included drill testing of local and district exploration targets, mine infill work and completion of the Suruca infill program.  Regional mapping along with soil sampling and collecting limited rock chip samples is an on-going program and continues to generate targets for future consideration.

The local exploration program focused on the Baru mineralization that lies adjacent and above the Sucupira deposit to better define the mineralized envelope and explore for a high grade core.  The Baru mineral envelope as currently defined is up to 500 metres wide, over one kilometre in length and up to 80 metres thick.  The deposit lies immediately beneath the surface to within 40 metres of the surface with some portions situated beneath a low grade stockpile of approximately 40 metres thick.  Local exploration also completed one hole at Sucupira during the quarter that extends the mineral envelope 130 metres to the southwest with similar grades and geometry as previously reported at Sucupira.  The Company completed 5,343 metres distributed in 26 drill holes testing the local exploration targets during the quarter.

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The district exploration program focused on further drill testing of the Formiga and Formiga Sul deposits, located 9 to 15 kilometres northeast of the main mine complex.  At Formiga, drilling focused on extending the copper-gold and copper sulfide mineralization to the northeast and southwest and down dip to the northwest.  The deposits lie beneath copper soil anomalies greater than three kilometres along strike and up to 400 metres wide.  The mineralization occurs within a metadiorite unit that can range from 20 to 50 metres thick.  Further drilling is needed to determine true thickness and mineral extent.  The Formiga Sul target is located five kilometres to the southwest from the Formiga target and nine kilometres to the northwest from the Chapada Mine.  Geological mapping has identified outcrops of metadiorite, amphibolite lenses, epidosites, banded iron formation as well as gossans, mainly along the positive copper soil anomalies over one kilometre wide and three kilometres in length.  Initial drilling revealed strong epidote-silica alteration with disseminated pyrite and weak chalcopyrite from 41 metres to 121 metres on the drill hole. Assay results are pending.

The infill program at Suruca completed 5,542 metres distributed in 178 holes during the quarter; the program was finished in February.  Results are under evaluation for future mine planning.  The program managed to extent the oxide deposit to the southeast marginally and identified a sulfide feeder zone that will be followed up with exploration drill testing in the second quarter.

El Peñón, Chile

The 2017 approved El Peñón budget of $12 million includes drill testing to upgrade known inferred mineral resources to indicated mineral resource status and exploration drilling to discover new mineral resource ounces.  The newly upgraded ounces will be assessed by the Company for mineral reserve status with the goal of mineral reserve replacement and growth.  A portion of the $12 million budget may be utilized to explore for near mine extensions of known mineralization.  A separate district exploration budget of $1.5 million will test beyond the near mine extensions for new mineral bodies.

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The near mine exploration and infill programs and district exploration drill programs began late January following the settlement of the collective bargaining negotiations.  During the quarter, the near mine exploration program completed 9,072 metres distributed in 16 drill holes testing the Carmin, Esmeralda, El Valle and Dorada targets. The infill program completed 15,936 metres distributed in 55 holes using diamond and reverse circulation methods to test Magenta, Dorada FW, Providencia, Bonanza, PAV, Cerro Martillo, Diablada and other targets.  The district exploration program completed 1,986 metres distributed in 4 reverse circulation holes to test extensions of the Quebrada Colorada structure to the north and splays of the Cerro Martillo system to the northwest.  All programs are on or ahead of schedules originally set out at the beginning of the year.

Results received to date show important additions to mineral bodies at Dorada, Esmeralda, Carmin and Martillo Flats with negative results at Dorada deep, El Valle deep and Aleste Sur.  District drilling returned only anomalous intercepts from the areas tested and will not be followed up.  However, the near mine exploration and infill programs, as well as the district program, began in the first quarter and are scheduled to be completed by the third quarter, when further funding will be evaluated.

Gualcamayo, Argentina

The 2017 approved Gualcamayo budget of $8.0 million is allocated to the completion of a near mine exploration and infill program that will discover and convert to reserves at least 125,000 ounces of oxide gold mineral resources during the year.  The long term goals are to execute a district and property wide program of systematic mapping, sampling and ultimately drilling newly developed targets to define 250,000 new potential and/or inferred gold ounces.  Achieving these goals will help to stabilize gold production of 150,000 ounces for the next three years and will test the district for new oxide near surface deposits that can rapidly be put into production.

The exploration and infill drill programs completed fewer metres than planned for the quarter due to heavy seasonal rainfall.  Exploration completed 8,521 metres distributed in 39 holes expanding the mineral resource base at Potenciales and Cerro Condor.  The infill program completed 1,623 metres distributed amongst 19 holes attempting to expand the mineralization immediately behind the QDD Main phase 3 pit wall to the Potenciales mineral bodies.  Results to date are in line with expectations with additional work needed to connect the mineral bodies.

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District exploration work included drill pad construction to test the near surface extensions of the Las Vacas deposit, collecting 10 metres chip samples along newly exposed road cuts and targets Pirrotina-Las Vacas, Pirrotina Norte, Target 8, and other sectors surrounding the QDD Main pit.  Re-opening the 2010 road to the San José and Quebrada Perdida targets is scheduled to begin in the second quarter.

Minera Florida, Chile

At Minera Florida, the 2017 approved budget of $8.0 million is allocated to local, district exploration and mine infill drilling, and plans that contemplate 46,000 metres of diamond drilling. Exploration will prioritize the Irina and Mila 1-36 concessions to confirm the extension of the Hornitos Tunnel.  The mine infill teams will drill test the Maqui (Clavo I and Clavo II), Lisset (Upper and Lower), Hallazgo fault, VCS, Karina, Polvorín, Lasso Polvorín, Flor and Mila targets with the goal of replacing 2017 production gold ounces.  Long term, the goal is to fully test the newly acquired properties in order to support production beyond 2020 and build a case for a higher production rate.

As announced in the February 2017 press release, a significant discovery was made at the Las Pataguas target close to the Hornitos tunnel.  In late 2016, hole CLDFDH0018 returned 16 metres of 7.77 g/t Au at the 830-metre elevation.  The mine and district exploration teams have concentrated on further defining this vein structure and splays of the structure during the first quarter to support extension of the Hornitos tunnel which would connect to the current mine infrastructure and providing a second portal and haulage tunnel.  Mine exploration targets tested include the Las Pataguas sector veins Cucaracha and Quemazon veins, the Maqui fault, the Queseria vein, and the Fantasma and Lauras veins.  The infill program concentrated on the Hallazgo fault, Maqui Clavo II and Maqui-Lisset targets.  Results are in-line with expectations and are expected to add new mineral resource ounces and extend known mineralized zones.

The district exploration program focused on the local drilling of the Las Pataguas and Don Leopoldo structures and completing one hole in the newly developed target Las Chilcas Basin Boundary fault.  Surface exploration included detailed mapping, chip sampling and collecting magnetic susceptibility data surrounding the Las Pataguas structure.

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Jacobina, Brazil

The 2017 approved Jacobina budget of $5.6 million will fund approximately 26,000 metres of drilling, focused on conversion drilling at Canavieiras Sul and Central, Morro do Vento and Joao Belo along with delineation drilling at Canavieiras Sul and Morro do Vento Leste.  The principle goals are to upgrade mineral resources to support production plans, strategic life of mine, and increase the current inferred mineral resources with higher grade material at Canavieiras Sul.

The infill drill program at Jacobina completed 6,195 metres distributed in 45 drill holes during the quarter working at the Canavieiras Central and Sul mines, the Morro do Cuscuz mine and the João Belo mine.  Many holes hit multiple intercepts of above average mineral reserve grade values over mineable widths.  Exceptional values are recorded from holes at the Canavieiras Sul mine.  The Company is working to update the mineralization envelopes of all mineral zones.  An underground exploration drill program to test for extensions to the mineral bodies at Canavieiras Sul, Serra do Córrego and Morro do Cuscuz Leste target began in March.  All assay results from this program are pending.

Cerro Moro, Argentina

The 2017 approved Cerro Moro budget of $8.0 million marks the first year of a four year, $30 million program, to add one million ounces of mineral resource inventory to the Cerro Moro ledger.  During 2017, the Company will continue to infill drill the core Escondida mineral shoots to expand the mineral resource base with 12,000 metres of drilling.  The Company will concurrently map, sample and develop targets on in the near mine concessions and drill up to 14,000 metres of drilling.  An additional 9,000 metres is budgeted to follow-up targets identified for further testing.

During the first quarter, the Company continued to map and sample prospective targets close to the planned mine complex.  Drill testing began late February and completed 1,059 metres distributed in 10 holes testing the Carla, Esperanza channel and Martina cut-back targets.  Initial results of three holes drilled at the Esperanza channel target returned very positive results which are under evaluation and will be followed up in the second quarter.

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Canadian Malartic Corporation, Canada

As 50-50 partners in the Canadian Malartic Corporation, Yamana and Agnico jointly explore the Malartic, Kirkland Lake, Hammond Reef, Pandora, and the Wood-Pandora properties.  The 2017 approved $7.7 million (50%) Malartic, Midway, Pandora and Pandora joint venture budget allows for 46,000 metres of infill and exploration drilling at Odyssey, 9,000 metres of drilling at Midway (Piche Harvey 2016 acquisition) and limited drill programs at Pandora and the Wood Pandora properties totaling 3,000 metres.  The goal at Odyssey is to better define the internal, north and south zones and extend the deposit to the east.  A supplementary budget will be requested in the second quarter based on first quarter results.  Initial drilling at the Midway project will attempt to extend the deposit to depth.

During the first quarter, a total of 22,676 metres distributed in 34 diamond drill holes were completed at the Odyssey deposit.  The Odyssey North mineral body is defined between 600 metres and 1,300 metres beneath the surface, with mineralization focused along the Sladen Fault structural contact between Porphyry #12 and the mafic to ultramafic volcanics of the Piche group.  The Odyssey South mineral body is found along the structural contact of Porphyry #12 and the graywacke sediments of the Pontiac Group.  Mineralization occurs mainly within the fractured margin of the #12 porphyry.  Drilling during the first quarter included holes completed to tighten the spacing between existing data in the North and South mineral bodies and importantly, to better define the inter-porphyry mineralized crossing structures.  Initial results are encouraging from both the Jupiter crossing structure and the South mineral body as visible gold was recorded in from both targets.

At Pandora, a total of 885 metres distributed in 2 diamond drill holes were completed in the first quarter. No significant results have been reported during the quarter.

At Kirkland Lake, a total of 3,705 metres were completed in 3 holes during the first quarter to test the down dip plunge of mineralization.  Partial results received to date report low grade mineralization over approximately 1 to 3 metres true width.  Drilling will continue into the second quarter on this target.

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Monument Bay, Canada

The Monument Bay Project hosts an indicated mineral resource of 1.8 million ounces of gold contained in 36.6 million tonnes at a grade of 1.52 g/t Au and an inferred mineral resource of 1.781 million ounces of gold contained in 42.0 million tonnes at an average grade of 1.32 g/t Au.  The Monument Bay deposits are hosted in the Stull Lake Greenstone Belt comprised by three volcanic assemblages, ranging in age from 2.85 to 2.71 Ga.  Gold and tungsten mineralization occurs along the steeply north dipping Twin Lakes Shear Zone and the AZ Sheer Zone.

The 2017 approved Monument Bay budget of $2.2 million will support the exploration goals for the project to test new splays of the Stull Wunnumin deformation zone with up to 5,000 metres of scout drilling and maintain technical studies through their logical conclusion around mid-year while the camp is on summer care and maintenance.  Technical studies underway include metallurgical studies, pit versus underground exploitation versus a combination of the two extraction opportunities and flora, fauna and climate baseline studies.

Exploration efforts during the first quarter completed 5,206 metres of drilling distributed in 16 holes that tested district targets immediately outside of the currently defined mineral resource area.  Drill holes completed along the Altered Island Trend, Axial Plane Zone and South Limb Shear demonstrated widespread alteration and veining associated with arsenopyrite.  This style of alteration and mineralization differ from that seen within the Twin Lakes deposit which is related to widespread disseminated arsenopyrite in silica-sericite alteration zones in quartz porphyry units.  Results from three holes testing the South Limb Zone showed weak anomalous values to 0.2 g/t Au.  All other results are pending.

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FIRST QUARTER 2017 CONFERENCE CALL INFORMATION

The Company will host a conference call and webcast on May 4, 2017 at 8:30 a.m. ET.

First Quarter 2017 Conference Call Information:

Toll Free (North America):	1-866-223-7781
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	1147900

The conference call replay will be available from 12:00 p.m. ET on May 4, 2017, until 11:59 p.m. ET on May 18, 2017.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference "forward-looking statements" and "forward-looking information" under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to continued drilling at the Odyssey deposit, the Company's strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company's expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company's hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company's plans and objectives and may not be appropriate for other purposes.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Consolidated Annual Financial Statements, which are presented in accordance with IFRS, including the following:

•	co-product cash costs per ounce of gold produced;
•	co-product cash costs per ounce of silver produced;
•	co-product cash costs per pound of copper produced;
•	all-in sustaining co-product costs per ounce of gold produced;
•	all-in sustaining co-product costs per ounce of silver produced;
•	all-in sustaining co-product costs per pound of copper produced;
•	adjusted operating cash flows;
•	net debt;
•	net free cash flow;
•	average realized price per ounce of gold sold;
•	average realized price per ounce of silver sold; and
•	average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable.  Any changes in to the measures are dully noted and retrospectively applied as applicable.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses "cash costs" because it understands that certain investors use this information to determine the Company's ability to generate earnings and cash flows for use in investing and other activities.  The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows.  The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.  Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

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The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company's ability to generate operating earnings and cash flows from its mining operations.  This data is furnished to provide additional information and is a non-GAAP financial measure.  The terms co-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Co-product Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.  The Company believes that such measure provides useful information about the Company's underlying cash costs of operations.  Cash costs are computed on a co-product basis.

Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce.  Silver production is no longer treated as a gold equivalent.  The Company reports production and cost information for gold, silver and copper separately.

With this realignment, the KPIs are as follows:
•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.
▪
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

▪	The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.
•	Cash costs of copper on a co-product basis - shown on a per pound basis.
▪	Costs attributable to copper production are divided by commercial copper pounds produced.

Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

Co-product All-in Sustaining Costs

All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense.  All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments.  Consequently, this measure is not representative of all of the Company's cash expenditures.  In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Co-product cash costs per ounce of gold and silver produced, and co-product all-in sustaining costs per ounce of gold and silver produced are from continuing operations and, as applicable, exclude Mercedes and Ernesto/Pau-a-Pique, a discontinued operation.

Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site.  Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes.  Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

Total cost of sales agrees to the consolidated annual statement of operations that reflects continuing operations excluding Mercedes, which is classified as discontinued operations.  All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs.  The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

Reconciliations of total cost of sales of gold, silver and copper sold to co-product cash costs and co-product all-in sustaining costs of gold, silver and copper produced, as well as their respective per ounce/pound sold and per ounce/pound produced, are provided in Section 13: of the MD&A for the three months ended March 31, 2017 and comparable period of 2016 which has been filed on SEDAR.

ADJUSTED OPERATING CASH FLOWS

The Company uses the financial measures "Adjusted Operating Cash Flows", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements.  Adjusted Operating Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance by excluding certain items from cash flows from operating activities.  The presentation of Adjusted Operating Cash Flows is not meant to be a substitute for the cash flows information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Adjusted Operating Cash Flows is calculated as the sum of cash flows from operating activities before changes in working capital subtracting the impact of advance payments on metal purchase agreement.

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Reconciliations of Cash Flow from Operating Activities before Changes in Working Capital from Continuing Operations to Adjusted Operating Cash Flows are provided in Section 5.1: Overview of Financial Results of the MD&A for the three months ended March 31, 2017 and comparable period of 2016, which has been filed on SEDAR.

NET DEBT

The Company uses the financial measure "Net Debt" to supplement information in its Consolidated Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance.  The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date.

Reconciliations of Total Debt to Net Debt are provided in Section 13: of the MD&A as at March 31, 2017 and March 31, 2016, which has been filed on SEDAR .

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance with respect to its operating cash flow capacity to meet non-discretionary outflow of cash.  The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.
Reconciliations of Cash Flow from Operating Activities of Continuing Operations to Net Free Cash Flow are provided in Section 13: of the MD&A for the three months ended March 31, 2017 and comparable period of 2016 which has been filed on SEDAR.

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements.  Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance vis-à-vis average market prices of metals for the period.  The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments.  Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound.

Reconciliations of revenue per ounce of gold, silver and pound of copper sold to average realized metal prices for the respective metals are provided in Section 14: of the MD&A for the three months ended March 31, 2017 and comparable period of 2016 which has been filed on SEDAR.

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ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following line items and subtotals in the financial statements as contemplated in IAS 1 Presentation of Financial Statements:

•
Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.  This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.

•	Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•
Operating earnings - represents the amount of earnings before net finance income/expense and income tax recovery/expense.  This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads.  Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.

•
Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.  As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company's management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries.  These, in management's view, provide useful information of the Company's cash flows from operating activities and are considered to be meaningful in evaluating the Company's past financial performance or the future prospects.

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